Exhibit (a)(5)(D)

EFiled: Sep 07 2016 03:57PM EDT Transaction ID 59527018 Case No. 12726-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOEL ELLIS,	)
)
Plaintiff,	)
)
v.	)
)
SIZMEK INC., JOHN R. HARRIS,	)	Civil Action No.
NEIL H. NGUYEN, SCOTT K.	)
GINSBURG, ADAM KLEIN, CECIL	)
H. MOORE, STEPHEN RECHT,	)
VECTOR CAPITAL, SOLOMON	)
HOLDING, LLC, and SOLOMON	)
MERGER SUBSIDIARY, INC.,	)
)
Defendants.	)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Joel Ellis (“Plaintiff”) alleges the following on information and belief, except as to the allegations specifically pertaining to Plaintiff, which are based on personal knowledge.

NATURE OF THE ACTION

1. This is a class action brought on behalf of the public stockholders of Sizmek Inc. (“Sizmek” or the “Company”) against Sizmek’s Board of Directors (the “Board”), arising out of a proposed transaction announced on August 3, 2016 (the “Proposed Transaction”), pursuant to which Sizmek will be acquired by Vector Capital (“Vector”) through Solomon Holding LLC (“Parent”) and its wholly owned subsidiary, Solomon Merger Subsidiary (“Merger Sub”) (Vector, Parent, and Merger Sub will often be referred to herein collectively as “Vector”) for grossly inadequate consideration and in breach of the Individual Defendants’ (as defined below) fiduciary duties.

2. On August 3, 2016, the Board caused Sizmek to enter into an agreement and plan of merger (the “Merger Agreement”) with Vector. Pursuant to the terms of the Merger Agreement, Vector commenced a tender offer to acquire a majority of Sizmek’s outstanding common stock (the “Tender Offer”) for $3.90 per share in cash, totaling approximately $113.6 million (the “Tender Price”), and, if successful, Sizmek will merge with Vector through Merger Sub (the “Proposed Transaction” or “Merger”).

3. The Proposed Transaction is governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder vote required to consummate the Merger if a majority of Sizmek’s outstanding common stock is tendered. The Tender Offer will expire at midnight on September 26, 2016.

4. The Tender Price is grossly inadequate and substantially undervalues Sizmek, whereby it: (1) represents a significant discount to Sizmek’s 52-week high closing price of $7.67 per share prior to the Proposed Transaction; (2) is below the Company’s book value of $4.00 per share; and (3) represents a 0.4x Enterprise Value/LTM EBITDA multiple, which is significantly below the median of 1.8x for deals in the same SIC (Standard Industrial Classification).

5. As evidence of the fact that the Tender Price is grossly inadequate, on August 4, 2016, the day after the Proposed Transaction was announced, Alex Meruelo (“Meruelo”), the managing member and principal of Meruelo Group and its investment affiliate, Meruelo Investment Partners (collectively, “Meruelo Group”), Sizmek’s largest stockholder and owner of 13.8% of Sizmek’s common stock, sent a letter to the Board (which was appended as an exhibit to a Schedule 13D filed with the Securities and Exchange Commission (“SEC”)), expressing his “strong opposition” to the Proposed Transaction. In the letter (the “Meruelo Letter”), Meruelo explained that he would “not be tendering [his] shares” because he “firmly believe[s] that the [P]roposed [T]ransaction does not maximize the value of the Company for all shareholders.”

6. On August 11, 2016, Meruelo issued a press release, appended as an exhibit to a Schedule 14D-9 filed with the SEC, “strongly urg[ing] Sizmek Inc. shareholders to NOT tender shares into [the] upcoming offer.” The press release further stated, in pertinent part:

[Meruelo does] not believe that the Vector transaction maximizes value for all shareholders. Among other things, [Meruelo] believe[s] the transaction does not fully reflect the strategic value of Sizmek’s position as a foundational asset within the advertising technology sector and, furthermore, does not account for the Company’s most recent earnings outperformance.

[Meruelo] not only oppose[s] the transaction, but also strongly encourage[s] other shareholders to oppose the transaction and accordingly to inform the Company and its Board of Directors that they will NOT be tendering their shares in the first step tender offer to be launched by an affiliate of Vector Capital.

[Meruelo] believe[s] that Sizmek shareholders deserve better than what the Vector transaction would deliver and are optimistic that, given the substantial size of [Meruelo’s] share position and with opposition from other holders, the announced Vector Capital transaction will not succeed.

7. Importantly, current Sizmek Board member Xavier Gutierrez—whose principal occupation was as the president and chief investment officer of Meruelo—voted against the Merger Agreement. According to the Schedule 14D-9 that Defendants caused to be filed with the SEC on August 29, 2016 (the “Recommendation Statement”) to induce stockholders to tender their shares, Mr. Gutierrez voted against the Merger Agreement because he believed that the Tender Price “undervalued the Company’s prospects over the long term.”

8. Nevertheless, Defendants engaged a conflicted financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”), which the Board incentivized to sell the Company now, rather than remain a standalone company to maximize its long-term value based on its bright future prospects. Indeed, if the Proposed Transaction is consummated, J.P. Morgan stands to receive $2 million, or two-thirds of its total compensation for advising the Company.

9. As detailed herein, the Merger Agreement contains deal protection devices that benefit Vector at the expense of Sizmek’s stockholders by making it highly unlikely that any competing offer to acquire the Company will emerge. Furthermore, the Recommendation Statement omits material information that deprives Sizmek stockholders of the ability to make informed decisions about whether to tender their shares.

10. Based on the Board’s breach of fiduciary duties, Plaintiff and all other Sizmek stockholders stand to suffer irreparable harm. Accordingly, Plaintiff seeks to enjoin the Proposed Transaction or, alternatively, rescission or rescissory damages in the event the Merger is consummated.

PARTIES

11. Plaintiff is, and has been at all relevant times, the owner of 10,900 shares of Sizmek common stock.

12. Sizmek is a Delaware corporation and maintains its principal executive offices at 500 West 5th Street, Suite 900, Austin, Texas 78701. Sizmek is a digital advertising company. Its common stock is traded on the NASDAQ under the ticker symbol “SZMK.” As of August 12, 2016, there were 29,148,055 shares of Company common stock outstanding.

13. Defendant Niel H. Nguyen (“Nguyen”) is the Company’s Chief Executive Officer (“CEO”) and President, and has served as a director of the Company since 2009.

14. Defendant Scott K. Ginsburg (“Ginsburg”) is the Company’s Executive Chairman, and has served as a director of the Company since 2013.

15. Defendant John H. Harris (“Harris”) is the Chairman of the Board, and has served as a director of the Company since 2013.

16. Defendant Adam Klein (“Klein”) has served as a director of the Company since 2014.

17. Defendant Cecil H. Moore, Jr. (“Moore”) has served as a director of the Company since 2014.

18. Defendant Stephen E. Recht (“Recht”) has served as a director of the Company since 2014.

19. Defendants Nguyen, Ginsburg, Harris, Klein, Moore, and Recht are collectively referred to as the “Individual Defendants.”

20. Defendant Vector is a San Francisco-based private equity firm specializing in investments in establishing technology businesses.

21. Parent is a Delaware limited liability company, wholly owned by Vector.

22. Merger Sub is a Delaware corporation, wholly owned by Parent.

23. The Individual Defendants, together with Sizmek, and Vector (which includes Parent and Merger Sub, as defined above) are collectively referred to as “Defendants.”

CLASS ACTION ALLEGATIONS

24. Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the other public stockholders of Sizmek (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

25. This action is properly maintainable as a class action.

26. The Class is so numerous that joinder of all members is impracticable. As of August 12, 2016, there were 29,148,055 shares of Company common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

27. Questions of law and fact are common to the Class, including, among others: (i) whether Defendants have breached their fiduciary duties owed to Plaintiff and the Class and/or aided and abetted such breaches; and (ii) whether Defendants will irreparably harm Plaintiff and the other members of the Class if Defendants’ conduct complained of herein continues.

28. Plaintiff has committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

29. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would (i) establish incompatible standards of conduct for Defendants, or (ii) as a practical matter, be dispositive of the interests of the other members not parties to the adjudications, or substantially impair or impede their ability to protect their interests.

30. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

31. According to the Company’s Form 10-K for the year ended December 31, 2015, Sizmek “is a leading open ad management company” that derives its revenues principally from “services rendered to online advertising.” The Company operates in more than 70 countries.

32. Prior to February 7, 2014, Sizmek operated as an online segment of Digital Generation, Inc. (“DG”), a leading global television and online advertising management and distribution business. Sizmek was formed in late 2013 to operate as the online segment of DG. Following an agreement by DG to sell its television and radio distribution network, Sizmek was spun off from DG on February 4, 2014 and Sizmek stock commenced trading on the NASDAQ on February 7, 2014.

33. At that time, Sizmek received a $78.5 million contribution of cash and non-cash net assets related to the sale of DG’s TV business. The amount was comprised of $37.7 million of cash and $40.8 million of non-cash net assets (the latter of which was almost fully collected or realized by the end of 2014).

34. During the past several years, the Company has consistently reported increasing core business revenues and has remained free of long-term debt with significant cash and cash equivalents, even as it has engaged in several acquisitions that have added to its future revenue stream and projected growth prospects. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, as well as future growth in profits and earnings.

35. On February 19, 2015, Sizmek announced (in a press release appended to a Form 8-K filed with the SEC) its financial results for the fourth quarter and full year 2014. Revenues for the fourth quarter increased 3%, to $48.9 million, compared to Q4 2013. Core products revenues grew 24% for the fourth quarter, and comprised 77% of quarterly business, as “[k]ey strategic areas within [the Company’s] core business saw high growth” from the fourth quarter of 2013. Specifically, mobile revenues grew 62%, in-stream video revenues increased 51%, and data driven products grew 73%.

36. Cash and cash equivalents increased from $22.6 million to $90.7 million year-over-year. The Company also reported that it had no long-term debt and repurchased $2.0 million of its shares during the fourth quarter under its approved $15 million repurchase plan (which was increased to $30 million on March 3, 2015, at the direct request of Meruelo). The average daily closing price per Sizmek share during that quarter was $6.00 per share.

37. In the Q4 2014 earnings press release, Defendant Nguyen stated:

We ended an important year for Sizmek posting a solid quarter, with our core products growing 24% and now representing over three quarters of the Company’s total revenues. At the same time pro forma adjusted EBITDA grew significantly even as we invested to increase our platform functionality and expand our product suite. Our focus going into 2015 is to continue executing against our product vision of an independent omni-channel technology platform, which will include expansion into programmatic, mobile and video offerings to fully align with the industry growth trends. I continue to be excited about our positioning and opportunity. (Emphasis added.)

38. On May 14, 2015, Sizmek announced (in a press release appended to a Form 8-K filed with the SEC) its financial results for the first quarter ended March 31, 2015. When adjusting for the effect of changes in foreign currency (constant currency basis), revenues increased 2%, to $39.0 million, compared to Q1 2014. Core products revenues “saw high growth” of 15% for the first quarter on a constant currency basis, comprising 79% of quarterly business. Specifically, mobile revenues grew 103%, in-stream video revenues increased 10%, and data driven products grew 32%.

39. The Company remained free of long-term debt with over $80 million in cash and cash equivalents (it committed $9.5 million of cash to acquire StrikeAD, a mobile DSP provider). It also repurchased $4.5 million of its shares during the first quarter under its approved $30 million repurchase plan. The average daily closing price per Sizmek share during that quarter was $7.00 per share.

40.	In the Q1 2015 earnings press release, Defendant Nguyen stated:

We made solid progress in the first quarter toward achieving many of our full year objectives, including migrating over 70 beta clients to our new MDX platform, completing the restructuring of our sales organization, and building out our programmatic platform, which we accelerated with today’s definitive agreement to acquire StrikeAd. All of this was accomplished while exceeding our Adjusted EBITDA goals for the quarter. While the revenue impact of foreign currency largely masked the strength of the quarter, we added a number of new multi-national clients that are providing good momentum for the second half of the year. We are on track to meet our 2015 financial outlook, and are pleased with our continued progress in building the largest independent open ad management platform. (Emphasis added.)

41. On August 12, 2015, Sizmek announced (in a press release appended to a Form 8-K filed with the SEC) its financial results for the second quarter ended June 30, 2015. Core products revenues “saw high growth” of 8% (on a constant currency basis), comprising 81% of quarterly business. Specifically, mobile revenues grew 99%, data driven products grew 17%, and in-stream video revenues increased 8% (but would have grown over 30% with exception of a single client shifting budgets).

42. The Company remained free of long-term debt with $66.9 million in cash and cash equivalents (even with a significant impact due to the StrikeAd acquisition).

43. In the Q2 2015 earnings press release, Defendant Nguyen stated:

Looking toward to the balance of the year, we are gaining traction from the capital investments made in our technology platform, with a number of large global customer wins validating our value proposition. In addition the formal launch of our Data Hub and continued enhancements to our mobile programmatic platform will further distinguish Sizmek from the rest of the solutions in market. We believe pairing our leading global ad management platform with a robust mobile programmatic offering will drive growth in the second half of 2015 and beyond. (Emphasis added.)

44. On November 12, 2015, Sizmek announced (in a press release appended to a Form 8-K filed with the SEC) its financial results for the third quarter ended September 30, 2015. On a constant currency basis, revenues increased 8%, to $42.7 million, compared to Q3 2014. Core products revenues grew 30% for the third quarter on a constant currency basis, comprising 90% of quarterly business. Specifically, mobile revenues grew 303%, in-stream video revenues increased 17%, and NAM product revenues grew 20% for the nine months ending September 30, 2015 when compared to the same period in 2014.

45. The Company remained free of long-term debt with over $64 million in cash and cash equivalents (it committed $20.0 million of cash to acquire the dynamic creative solutions business from Cofactor, which allowed Sizmek to become the preferred ad management platform vendor to the Cofactor business unit).

46. In the Q3 2015 earnings press release, Defendant Nguyen stated:

We made progress in growing our global customer base, while increasing our programmatic revenues and expanding our product suite. However, our investments this year into our new platform MDX NXT and the recently acquired mobile DSP is putting pressure on EBITDA. Yet, these capital investments are necessary as Sizmek continues to transform its platform and product offerings to establish itself as the leading independent advertising technology platform. As global advertisers seek an alternative to the publisher owned technology solutions, Sizmek’s open ad management platform is gaining traction. (Emphasis added.)

47. On November 17, 2015, Sizmek announced that it was planning to increase its share repurchases under its $30 million share repurchase program.

48. On February 11, 2016, Sizmek announced (in a press release appended to a Form 8-K filed with the SEC) its financial results for the fourth quarter and full year 2015. On a constant currency basis, revenues increased 18%, to $57.8 million, compared to Q4 2015. Core products revenues grew 47% for the fourth quarter on a constant currency basis, comprising 96% of quarterly business. Specifically, mobile revenues grew 488%, and NAM revenues, which represented 60% of total revenue in the fourth quarter, grew 29%.

49. The Company remained free of long-term debt with $42.0 million in cash and cash equivalents.

50. In the Q4 2015 earnings press release, Defendant Nguyen stated:

Our continued focus on our mobile suite, data driven products and programmatic channels helped us end the year on a positive note, reflecting that our investments are aligned with the growth trends in digital advertising. We finished 2015 making good progress on the integration and development of both PointRoll and StrikeAd and will focus our efforts on ensuring these and other investments provide growth while returning Sizmek to cash generation and increased profitability. (Emphasis added.)

51. On May 10, 2016, Sizmek announced (in a press release appended to a Form 8-K filed with the SEC) its financial results for the first quarter ended March 31, 2016. Revenues increased 10%, to $40.5 million, compared to Q1 2015. Core products revenues grew 32% for the first quarter, comprising over 95% of quarterly business. Specifically, mobile revenues grew 395%, data driven product revenues grew 32%, in stream video revenues grew 23%, and programmatic revenues grew 58% (over the prior year).

52. The Company remained free of long-term debt with over $40 million in cash and cash equivalents. It also repurchased $1.3 million of its shares during the first quarter under its $30 million repurchase plan.

53.	In the Q1 2016 earnings press release, Defendant Nguyen stated:

Our commitment to increased profitability this year is on track, as our cost reduction strategy and focused R&D investments will result in EBITDA ramping through the year. We’ve also made significant progress toward achieving many of our full year objectives, including increasing our programmatic business, expanding our position in the mobile ecosystem through our growing DSP, and launching MDX-NXT, our next generation ad management platform. (Emphasis added.)

54. On August 3, 2016, Sizmek and Vector issued a press release announcing that they had entered into the Merger Agreement. The press release stated as follows, in relevant part:

AUSTIN, Texas, August 03, 2016 (GLOBE NEWSWIRE) — Sizmek Inc. (NASDAQ: SZMK) (“Sizmek” or the “Company”), a global open ad management company that delivers omnichannel campaigns, today announced that it has entered into a definitive agreement with affiliates of Vector Capital (“Vector Capital” or “Vector”), a technology-focused private equity firm, under which an affiliate of Vector will acquire all of the outstanding shares of Sizmek common stock for $3.90 per share in an all-cash tender offer (the “Vector Agreement”).

Vector Capital, founded in 1997, is a San Francisco-based private equity firm that partners with management teams to transform and grow technology businesses. Over its history, Vector has invested $1.6 billion in more than 40 technology companies, including in the advertising technology space.

“We believe this transaction provides Sizmek with the resources and flexibility to execute upon our long term strategy of becoming the leading independent, global ad management platform,” said Neil Nguyen, President and Chief Executive Officer of Sizmek. “We are excited to partner with Vector and believe this transaction benefits our customers, employees, partners and shareholders.”

“We are enthusiastic to partner with the management team and the talented group of employees at Sizmek,” said Alex Beregovsky, Managing Director at Vector Capital. “We plan to invest in the Company’s growth, to further strengthen its industry-leading open ad management platform, to launch adjacent product offerings as well as to support Sizmek with capital for acquisitions.”

Under the terms of the Vector Agreement, Vector will commence a tender offer to purchase any and all of the outstanding shares of Sizmek common stock for $3.90 per share in cash. The purchase price represents a 65% premium to Sizmek’s 30-day volume weighted average trading price of $2.36 on August 2, 2016. Upon completion of the transaction, Sizmek will become a privately-held company.

The transaction, which is expected to close by the fourth quarter of 2016, is conditioned upon, among other things, satisfaction of a minimum tender condition, regulatory approvals and other customary closing conditions. There are no financing conditions associated with the proposed agreement.

J.P. Morgan is serving as financial advisor to Sizmek. Latham & Watkins LLP is acting as Sizmek’s legal advisor. Kirkland & Ellis LLP is acting as Vector’s legal advisor.

55. On August 3, 2016, the same day as, but after, the Proposed Transaction was announced, and after the Merger Agreement was signed, Sizmek announced (in a press release appended to a Form 8-K filed with the SEC) its financial results for the second quarter ended June 30, 2016. Revenues increased 22%, to $48.9 million, compared to Q2 2015. Core products revenues grew 47% for the second quarter, comprising over 98% of quarterly business. Specifically, mobile revenues grew 317%, data driven product revenues grew 21%, in stream video revenues grew 20%, and programmatic revenues grew 138%.

56. The Company remained free of long-term debt with $36.8 million in cash and cash equivalents. Adjusted EBITDA grew 88% to $5.5 million and net losses improved 87% to $1.0 million.

57.	In the Q2 2016 earnings press release, Defendant Nguyen stated:

We are encouraged by the second consecutive quarter of solid progress on our growth objectives, with a 22% increase in revenue driving significantly improved profitability. We are executing on our operating plan with better monetization of our investments along with a strict focus on cost optimization, which is fulfilling our commitment to drive profitable growth across our product portfolio, especially in programmatic, mobile and analytics. (Emphasis added.)

58. As discussed in the Recommendation Statement, the Company’s decision to hold back its second quarter financial results until after signing the Merger Agreement and announcing the Proposed Transaction was subject to Board debate, with Mr. Gutierrez “dissenting” because he believed second quarter financial results should be released first, as they were generally positive and “remained consistent with” management’s prior announcement of its full-year guidance on revenue and adjusted EBITDA.

59. Moreover, Sabra Capital Partners (“Sabra”), which describes itself as a “significant shareholder of Sizmek,” published an article entitled “Sabra Capital Partners Opposes the Proposed Acquisition of Sizmek by Vector Capital” (the “Sabra Article”) on investor website Seeking Alpha on August 16, 2016. In addition to describing the Tender Price as “woefully inadequate” (as discussed in more detail below), Sabra “question[s] the timing of initiating a sales process without giving stockholders the benefit of an update on the Company’s improved operations as indicated by the second-quarter earnings release.”

THE TENDER PRICE IS UNFAIR

60. The Tender Price is grossly inadequate and significantly undervalues Sizmek. Indeed, it represents a significant discount to Sizmek’s 52-week high closing price of $7.67 per share prior to the Proposed Transaction, is below the Company’s book value of $4.00 per share, and represents a 0.4x Enterprise Value/LTM EBITDA multiple, which is significantly below the median of 1.8x for deals in the same SIC (Standard Industrial Classification). According to Sabra, the fact that the Board supported the Proposed Transaction when it valued Sizmek at only 0.4x revenues is “insult[ing].”

61. Moreover, as discussed in detail above, Sizmek’s largest stockholder, Meruelo, is “strong[ly] oppos[ed]” to the Proposed Transaction because it “does not maximize the value of the Company for all shareholders.” Specifically, according to Meruelo, the Proposed Transaction “does not fully reflect the strategic value of Sizmek’s position as a foundational asset within the advertising technology sector and . . . does not account for the Company’s most recent earnings outperformance.”

62. Meruelo, through letters to the Board and in SEC filings, has “strongly urge[d] Sizmek Inc. shareholders to NOT tender shares” and will not be tendering its own shares which represent over 13% of the Company’s common stock. Moreover, Meruelo’s representative on the Board, Xavier Gutierrez, voted against the Proposed Transaction “in light of his fiduciary duties to the Company and its shareholders.” In short, according to Meruelo, “Sizmek shareholders deserve better than what the Vector transaction would deliver.”

63. Similarly, the Sabra Article explains that Sabra “believe[s] the proposed consideration of $3.90 is woefully inadequate and is not in the best interest of the Company or its shareholders.”

64. According to the Sabra Article: “The timing of the sale process was ill-advised, poorly constructed, and negligent in maximizing shareholder value. We are insulted that the Company and Board of Directors would support the Proposal when it values Sizmek at 0.4x revenues.” Furthermore, Sabra states that it delivered a letter to the Board—the text of which is included in the Sabra Article—expressing its belief that the Tender Price of $3.90 “significantly undervalues the Company,” which it believes “could be worth up to $8.00” per share.

J.P. MORGAN’S CONFLICTS OF INTEREST TAINTED THE SALES PROCESS

65. According to the Recommendation Statement, the Board engaged J.P. Morgan to advise it during the sales process, which included seeking out and communicating with potential strategic and financial acquirors, analyzing the sufficiency of any acquisition offers, and issuing a fairness opinion.

66. During the sales process, J.P. Morgan was highly incentivized to ensure that the Company reached a deal with a potential acquiror (and that a majority of Sizmek stockholders tender their shares in order to consummate the Proposed Transaction), as two-thirds of J.P. Morgan’s transaction fee of approximately $3 million—thus, $2 million—“is payable contingent upon consummation of the Merger.” This created a conflict of interest whereby J.P. Morgan was more focused on getting any deal done rather than on providing neutral advice, which very well could have included a recommendation for the Company to remain independent.

67. Indeed, Mr. Gutierrez—who served on the Board’s “Strategy Committee” formed to explore “strategic options for the Company, including a possible sale or other business combination intended to achieve value for stockholders”—was adamant that the $3.90 per share Tender Price “undervalued the Company’s prospects over the long term” and that he “would vote against any deal at that price” (which he did). Mr. Gutierrez’s role was to evaluate strategic options for a possible sale, yet he refused to sign off on the sale to Vector for consideration that J.P. Morgan deemed “fair.”

68. Sabra was equally adamant that the timing of the sales process was “ill advised,” as it occurred during a period when Sizmek’s share price was artificially depressed and the Company was “on the cusp of a strong revival” as “the fundamentals of the business [were] strengthening.” Sabra reached this conclusion based on its own projections of the Company’s future performance, which were, in fact, lower than those of Sizmek’s own management (in terms of projected 2017 revenue, gross income, and EBITDA). Yet, J.P. Morgan, relying on management’s higher projections, opined that the same consideration Sabra concluded was “woefully inadequate” based on its lower projections, was “fair” to Sizmek’s stockholders.

69. Moreover, although the Recommendation Statement discloses that in the past two years, J.P. Morgan has performed work for Vector and its affiliates that has earned it approximately $1.7 million—which alone may have created a disabling conflict of interest—the Recommendation Statement does not disclose that at least four of the 30 employees of Vector recently worked for J.P. Morgan.1

[1]	Specifically, according to Vector’s website employee directory, prior to joining Vector as Private Equity Associates in 2015, Steve Wu and Monish Desai were members of J.P. Morgan’s Technology, Media, and Telecom Group, where they worked on numerous M&A advisory and financing assignments. Prior to joining Vector as a Credit Analyst in 2013, lan Aharoni worked for J.P. Morgan as an Analyst advising on M&A and financing transactions. Prior to joining Vector in 2007, where he is currently a Principal, Credit Fund Portfolio Manager, Ilya Voytov worked in the Leveraged Finance group at J.P. Morgan.

THE INDIVIDUAL DEFENDANTS’ CONFLICTS OF INTEREST

70. The Individual Defendants stand to benefit personally from the Proposed Transaction. In agreeing to a grossly inadequate Tender Price, they have placed their own interests above those of the Company’s stockholders.

71. For example, the Recommendation Statement discloses that Sizmek’s “executive officers and directors may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company’s stockholders generally.”

72. For example, according to the Recommendation Statement:

Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each Company [Restricted Stock Unit] RSU that is outstanding (i) shall automatically become fully vested and the restrictions thereon shall lapse and (ii) by virtue of the Merger and without any action on the part of any holder of any Company RSU, shall be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (a) the aggregate number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time and (b) the Offer Price, subject to any applicable withholding or other taxes required by applicable law.

73. Based on this provision, each of the Individual Defendants stands to immediately receive the following sums upon the consummation of the Proposed Transaction because their RSUs will immediately vest:

Director	Number of Company RSU’s Held	Value of Company RSUs
Nguyen	523,542	$2,041,814
Saunders	339,396	$1,323,644
Ginsburg	35,604	$138,856
Harris	66,074	$257,689
Klein	46,052	$179,603
Moore	61,980	$241,722
Recht	46,052	$179,603

Total	1,118,700	$4,362,931

74. Accordingly, each member of the Board will receive an immediate and substantial cash payout upon completion of the Proposed Transaction in exchange for their unvested Sizmek RSUs, totaling approximately $4.4 million. The acceleration of these securities incentivized the Individual Defendants to favor a sale of the Company rather than remain standalone, and they similarly incentivized their chosen financial advisor also to favor a sale.

THE DEAL PROTECTION DEVICES ARE OVERLY RESTRICTIVE

75. In signing the Merger Agreement, the Company agreed to include several “deal protection devices,” including a limited “Go-Shop” provision, “Matching Rights,” and a single “Termination Fee.” Although Defendants, in the Recommendation Statement, tout these provisions as “favorable” to the Company and its stockholders, they are anything but.

76. These provisions favor Vector over any potential competing bidders and are calculated to unreasonably dissuade such bidders from making competing offers for Sizmek.

77. For example, Section 6.04(b) of the Merger Agreement includes a “Go-Shop Period” of only 30 days from the announcement of the Proposed Transaction, which expired at 6:00 p.m. EDT on September 2, 2016. This limited Go-Shop Period created a “ticking clock” problem that significantly reduced the chances that a competing bidder would emerge. That is because it would be difficult for any competing bidder to complete its due diligence (and for Sizmek to complete due diligence on the bidder) during such a short time period. Knowing this, any potential competing bidders would rationally be deterred from starting a bidding process in the first place.

78. This problem is exacerbated by additional deal protection devices that afford Vector advantages over any potential competing bidder, such as “Matching Rights.” Section 6.04(d)(i) of the Merger Agreement provides Vector with Matching Rights, which ensure that Vector receives written notice at least two business days in advance of the Board accepting any alternative acquisition proposal of the fact that such proposal has been made, of the identity of the alternative bidder(s), and of the material terms of the alternative proposal (plus copies of all relevant documents relating thereto). Vector then has the right to re-negotiate the terms and conditions of the Proposed Transaction so that any alternative acquisition proposal “would cease to constitute a Superior Proposal.”

79. Matching Rights serve the purpose of not just giving the initial bidder—Vector in this case—a last-look option to increase its offer; they also deter alternative bids from coming forward in the first place. Potential alternative bidders will rationally understand that they cannot truly “win” in a situation where the initial bidder has Matching Rights, as there are only two possible outcomes, both bad from its perspective. Either the new bidder will bid and win, in which case it has paid more than the more informed initial bidder (who has already completed due diligence and has an informational advantage/head start), or it will conduct due diligence and could ultimately lose anyway when the original bidder has a chance to match or improve its offer, in which case it has nothing to show for its efforts. In this way, Matching Rights deter alternative acquisition proposals.

80. The Company also agreed to Vector’s requirement that any deal must include Tender and Voting Agreements from Defendants Nguyen and Ginsburg—who have potential interests in consummating the Merger that are different than those of Sizmek’s stockholders, including accelerated vesting of their RSUs— pursuant to which Nguyen and Ginsburg have pledged to tender their shares in the transaction. The combined shareholdings subject to such agreements, which includes the shares of an additional Sizmek stockholder, the Moon Doggie Family Partnership, total approximately 13.7% of the outstanding shares of the Company’s common stock. This further virtually ensures the success of the Tender Offer at this inadequate price.

81. Section 10.3(a) of the Merger Agreement contains a single “Termination Fee” provision—instead of dual-level provisions that are typical in go-shop situations—of approximately $4.25 million, or 3.50% of the total deal equity value. Although the Recommendation Statement provides that the Termination Fee will “not likely deter competing bids,” that is precisely its purpose, and the lack of a lower level termination fee during the Go-Shop Period underscores that purpose.

DEFENDANTS ARE SOLICITING STOCKHOLDERS TO TENDER THEIR SHARES THROUGH A MATERIALLY DEFICIENT RECOMMENDATION STATEMENT

82. The Recommendation Statement omits material information necessary to allow Sizmek’s public stockholders to make an informed decision as to whether to tender their shares or to seek appraisal rights if the Proposed Transaction is consummated. The omitted information described herein, if and when disclosed, would significantly alter the totality of information available for consideration by Sizmek stockholders, and thus its exclusion from the Recommendation Statement constitutes a breach of the Individual Defendants’ fiduciary duties.

83. The Recommendation Statement omits material information regarding the events and circumstances leading up to the Proposed Transaction. More specifically, the following is omitted:

a.	The Recommendation Statement provides that: “On December 7, 2015, Niel Nguyen, the Company’s CEO, contacted a financial sponsor (“Sponsor B”) . . . and had a conversation about reengaging in discussions regarding the potential combination of the business.” Recommendation Statement at page 13 (“P. 13.”)

However, the Recommendation Statement does not disclose why—as the Company had already formed a Strategy Committee and retained J.P. Morgan to conduct and lead the sales process—Defendant Nguyen made this contact and not them. Considering that Nguyen had potentially different interests than those of the Company’s public stockholders, it would be material to such stockholders to know whether this contact represented interference by Nguyen with the sales process.

b.	The Recommendation Statement provides that: “Mr. Nguyen had held discussions with Sponsor B about a potential acquisition or merger with their portfolio company during the fall of 2013 and spring of 2014.” (P. 13.)

However, the Recommendation Statement does not disclose how Nguyen and Sponsor B came to have such discussions, whether Nguyen had a prior relationship with Sponsor B, and what the results of those discussions were, including whether Sponsor B made an offer to acquire Sizmek at that time. To the extent such discussions were at arm’s-length and resulted in an indication of interest or an offer, disclosure of this information could be material to the Company’s stockholders related to their determination as to whether or not the Tender Price is fair.

c.	The Recommendation Statement provides that: “Although the Board had engaged J.P. Morgan on an exclusive basis in March 2015 with respect to running a sales process, the Strategy Committee reached out to other nationally recognized investment banking firms for their views on the Ad Tech industry generally and the Company’s prospects over the near and long term.” (P. 13.)

However, the Recommendation Statement does not disclose why the Board felt the need to reach out to investment banking firms other than J.P. Morgan, and what those firms’ responses to the Board’s inquiries were. The views of these firms concerning industry prospects could be material to the Company’s stockholders in making their determination as to whether to take the Tender Price or refuse to tender and hope that Sizmek remains a standalone company.

d.	The Recommendation Statement provides that: “J.P. Morgan had contacted 26 strategic companies and ten financial sponsors (including Vector) regarding their interest in receiving non-public information regarding Sizmek together with a management presentation, and possibly bidding to acquire the Company. Of these 36 parties, only six requested access to non-public information, and only four signed confidentiality agreements. Of the four, only three attended a management presentation, including Vector. All of the other parties expressed no interest . . . .” (P. 15.)

However, the Recommendation Statement does not disclose what happened to the three of four parties that signed confidentiality agreements, other than Vector. It also does not disclose what happened to the two of three parties that attended a management presentation, aside from Vector. Did any give indications of interest or make bids? Did they drop out of the process, and if so, when and why?

e.	The Recommendation Statement provides that: “J.P. Morgan reported on its negotiations with Vector and advised that in its view Vector would not bid more than $4.75 per share and that there is a risk Vector will withdraw unless it is provided with an exclusive period to complete its diligence and negotiate a definitive merger agreement.” (P. 16.);

However, the Recommendation Statement does not disclose the basis for J.P. Morgan’s “view” of what Vector would offer. Was this a guess? Did it come from discussions with Vector? If this information came from Vector and Vector gave its reasons as to why it would not bid more than $4.75 per share, such information would be material to the Company’s stockholders when determining whether or not to tender their shares.

f.	The Recommendation Statement provides that: “On July 6, 2016, representatives of Vector and J.P. Morgan met telephonically to discuss the items that Vector had identified during its accounting due diligence, and J.P. Morgan presented Sizmek’s views with respect to such items.” (P. 18.)

However, the Recommendation Statement does not disclose what Sizmek’s “views” were with respect to the items that Vector had identified. Did it agree with Vector that the accounting items “would require Vector to lower its bid . . . likely by more than $1.02 per share”? The Recommendation Statement also does not disclose what J.P. Morgan’s views of such items were and whether it agreed with Vector.

g.	The Recommendation Statement provides that: “[T]he Board approved the Merger Agreement and the recommendation to stockholders, with Mr. Gutierrez dissenting and Mr. Nguyen abstaining as the Company’s CEO.” (P. 21.)

However, the Recommendation Statement does not disclose the reasons given by Defendant Nguyen for abstaining from the vote.

h.	The Recommendation Statement provides that: “On August 9, 2016, Mr. Nguyen received an unsolicited non-binding preliminary [sic] from a Chinese Ad Tech firm to acquire all of the outstanding stock of Sizmek at $4.29 per share, subject to due diligence.” After having initial discussions about the offer with the Chinese firm and its attorneys, “[a]s of August 28, 2016, the Company has yet to hear back from the Chinese firm or its counsel . . . .” (P. 22.)

However, the Recommendation Statement does not disclose whether the Board, J.P. Morgan, counsel for the Board, or anyone else at Sizmek made any efforts to reach out to the Chinese Ad Tech firm once it did not hear back, and if not, why not.

MATERIAL OMISSIONS CONCERNING J.P. MORGAN’S FINANCIAL ANALYSES

84. In connection with its fairness opinion, J.P. Morgan performed a Public Trading Multiples Analysis, which is summarized in the Recommendation Statement. Although J.P. Morgan “selected” “multiple reference ranges” and “appl[ied] such ranges” to calculate an implied estimate range of equity values, the Recommendation Statement does not disclose the low, mean, median, or high metrics that J.P. Morgan calculated for each comparable public company.

85. The Recommendation Statement also does not contain a summarized Precedent Transactions Analysis, which is typically conducted by financial advisors in the evaluation of mergers transactions. The fact that there is no Precedent Transactions Analysis is not necessarily an issue, but the reasons why no such analysis was conducted—or perhaps it was but is not disclosed—would be material information to Sizmek stockholders and has been omitted.

COUNT I

(Breach of Fiduciary Duties Against the Individual Defendants)

86. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

87. As alleged herein, the Individual Defendants have breached their fiduciary duties to Sizmek stockholders by failing to take steps to obtain the highest value available for Sizmek in the marketplace and, in fact, agreeing to onerous deal protection devices to decrease the chances of obtaining a competing bid.

88. As a result of the Individual Defendants’ breaches, Plaintiff and the Class will suffer irreparable injury because Sizmek’s stockholders will not receive fair value for their equity interests in the Company.

89. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties and will attempt to consummate the Merger, to the irreparable harm of the Class.

90. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties Against Vector)

91. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

92. Defendant Vector knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred.

93. As a result, Plaintiff and the Class members are being irreparably harmed.

94. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D. Directing Defendants to account to Plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: September 7, 2016

ROSENTHAL, MONHAIT & GODDESS, P.A.

	By:	Carmella P. Keener (#2810)
OF COUNSEL:		919 North Market Street, Suite 1401
Citizens Bank Center
WOLF POPPER LLP		Wilmington, DE 19801
Carl L. Stine		(302) 656-4433
Robert S. Plosky
845 Third Avenue, 12th Floor		Attorneys for Plaintiff
New York, NY 10022
(212) 759-4600

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